SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  SORELL, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   640950 20 0
                                 (CUSIP Number)

         M. Richard Cutler, 3206 West Wimbledon Drive, Augusta, GA 30909
         ---------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 4, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


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CUSIP NO. 640950 20 0                               PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bon Kwan Koo
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                 (A) [ ]
                 (B) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of Korea
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7     SOLE VOTING POWER

                      6,491,060
 NUMBER OF     ----------------------------------------------------------------
  SHARES       8     SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY              --0--
   EACH        ---------------------------------------------------------------
 REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                 6,491,060
               -------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                         - 0--
-----------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      6,491,060
-----------------------------------------------------------------------




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                                PAGE 3 OF 5 PAGES
                                -----------------


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions) [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% *

14 TYPE OF REPORTING PERSON (See Instructions)   IN

--------

*Based upon the Issuer's recent filing on Form SB-2/A. The Reporting Person has been advised that there are additional
Shares issued by the Issuer subsequent to such report and that consequently the percentage referenced above may not be Accurate.

ITEM 1. SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of SORELL, INC. (the "Corporation"). The Corporation's principal executive office is located at Buk-ri 35, Nama-Myun, Yongin City, Gyeonggi-do, Republic of Korea.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Bon Kwan Koo. (the "Reporting Person").

(b) The business address of the Reporting Person is:   Buk-ri 35, Nama-Myun,
Yongin City, Gyeonggi-do, Republic of Korea.

(c) The Reporting Person's present principal occupation is:   Chief Executive
Officer of Sorell, Inc.

(d) During the last five years, Mr. Koo has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Koo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

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                                PAGE 4 OF 5 PAGES
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(f) The Reporting Person is a citizen of the Republic of Korea.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired a total of 6,491,060 shares of Common Stock of the Company pursuant to the exchange of shares of S-Cam Co. Ltd. for shares of Sorell, Inc. in connection with the acquisition of S-Cam by Sorell. The original acquisition of such shares was with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Entity may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of April 27, 2006 the Issuer had issued and outstanding a total of 29,539,500 shares of Common Stock as represented in its filing on Form 10-KSB. As of that date, the Reporting Person was the beneficial owner of 6,491,060 shares of Common Stock or approximately 22.0% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of the 6,491,060 shares of Common Stock and sole power to dispose of, or to direct the disposition of 6,491,060 shares of Common Stock.

(c) The Reporting Person acquired a total of 6,491,060 shares of Common Stock of the Company pursuant to the exchange of shares of S-Cam Co., Ltd. for shares of Sorell, Inc. in connection with the acquisition of S-Cam by Sorell.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE


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                                PAGE 5 OF 5 PAGES
                                -----------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NONE

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2006


/s/ Bon Kwan Koo
----------------
Bon Kwan Koo